Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and the Fiscal Year Ended May 31, 2026

BEIJING, July 29, 2026 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended May 31, 2026.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2026

•	Total net revenues increased by 23.0% year over year to US$1,529.5 million for the fourth fiscal quarter of 2026.

•	Operating income increased to US$85.8 million for the fourth fiscal quarter of 2026, compared to an operating loss of US$8.7 million in the prior-year period.

•	Net income attributable to New Oriental increased by 775.8% year over year to US$62.2 million for the fourth fiscal quarter of 2026.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2026	4Q FY2025	% of change
Net revenues	1,529,532	1,243,155	23.0%
Operating income/(loss)	85,797	(8,674)	1,089.1%
Non-GAAP operating income (2)(3)	110,010	81,678	34.7%
Net income attributable to New Oriental	62,182	7,100	775.8%
Non-GAAP net income attributable to New Oriental (2)(3)	87,760	98,083	-10.5%
Net income per ADS attributable to New Oriental - basic	0.40	0.04	791.3%
Net income per ADS attributable to New Oriental - diluted	0.39	0.04	793.6%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	0.56	0.62	-8.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	0.55	0.61	-9.6%

(in thousands US$, except per ADS(1) data)	FY2026	FY2025	% of change
Net revenues	5,661,294	4,900,262	15.5%
Operating income	643,251	428,250	50.2%
Non-GAAP operating income (2)(3)	737,568	554,228	33.1%
Net income attributable to New Oriental	475,172	371,716	27.8%
Non-GAAP net income attributable to New Oriental (2)(3)	571,106	517,071	10.5%
Net income per ADS attributable to New Oriental - basic	3.01	2.29	31.2%
Net income per ADS attributable to New Oriental - diluted	2.97	2.28	30.4%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	3.62	3.19	13.3%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	3.57	3.17	12.8%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides non-GAAP financial measures on net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental that exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain) /loss from fair value change of investments, (gain) /loss from equity method investments, impairment of long-term investments, impairment of goodwill, (gain) /loss on disposals of investments and others, as well as tax effects on non-GAAP adjustments. For further details on these adjustments, please refer to the section titled “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Fourth Fiscal Quarter Ended May 31, 2026

Michael Yu, New Oriental’s Executive Chairman, commented, “We are pleased to conclude the final quarter of fiscal year 2026 on a strong note, with continued healthy top line growth of 23.0%. Revenues from overseas test preparation and consulting business increased by approximately 3.6%. In addition, our domestic test preparation business targeting adults and university students grew by approximately 29.1% year over year. Our new educational business initiatives also gained meaningful traction, growing approximately 24.8% year over year. This quarter, our non-academic tutoring courses reached around 60 cities, attracting approximately 1,072,000 student enrollments, and our intelligent learning system and devices were adopted across around 60 cities, with approximately 326,000 active paid users. These results reflect the soundness of our core education strategy and our unwavering commitment to elevating teaching standards and product quality. The consistent growth we have achieved validates our long-term approach and demonstrates its capacity to generate sustainable value. Alongside our growth momentum, we have made significant strides in cost optimization and operational efficiency, advancing these initiatives into a new phase. Our newly established New Oriental Home – a comprehensive customer service platform integrated across all departments – has already served over 950,000 families across 69 cities by the end of this quarter. This infrastructure is designed to deepen customer loyalty and retention, unlock cross-selling potential, and maximize customer lifetime value, all while reducing customer acquisition and marketing costs. We remain steadfast in our commitment to strengthening our brand and delivering lasting value to both our customers and shareholders.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “This fiscal quarter, we continued to execute our strategy of disciplined capacity expansion – one that over the full year has demonstrated remarkable effectiveness in balancing revenue growth with operational efficiency. Equally important, AI has become a central organizational priority, and we have advanced its adoption with clear execution and measurable progress. We further enhanced our OMO teaching system and deepened AI integration across our education ecosystem – embedding AI into existing offerings, refining AI-powered products, and deploying AI to boost operational efficiency and support for our teaching staff. Together, these efforts position us well for sustained long-term competitive advantage. For FY2026, East Buy continued to offer products under its “Three Highs” standards – safety, quality, and cost performance – backed by reliable service. It launched 11 new Douyin vertical accounts, expanding its channel matrix to 18, with coverage spanning food, fresh produce, nutrition, and more niche categories. It also upgraded its live streaming system and introduced talent recruitment initiatives, supplier summits, and user feedback mechanisms to strengthen its ecosystem. Looking ahead to FY2027, East Buy will expand offline experience stores via New Oriental’s learning centers, accelerate private label development, refine membership operations, and improve supply chain efficiency – all in service of driving sustainable long-term growth.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “Despite one-time costs and expenses arising from our internal management restructuring this quarter, we still delivered year over year expansion in Non-GAAP operating margin. This achievement was primarily driven by enhanced operational efficiency, improved utilization within our educational business, and the solid top- and bottom-line performance of East Buy. For the quarter, Non-GAAP operating margin reached 7.2%, up by 60 basis points compared to the same period last fiscal year. For the full fiscal year 2026, Non-GAAP operating margin expanded by 170 basis points, from 11.3% to 13.0%. Looking ahead, we will continue to execute our cost and efficiency initiatives across key business lines in the coming new fiscal year. Building on the structural optimizations already in place, we aim to steadily reduce fixed costs, drive further operational efficiencies, and reinforce the foundation for sustainable, profitable growth.”

Update on Shareholder Return for the Fiscal Year 2026

In October 2025, the Company announced that, pursuant to its previously adopted three-year shareholder return plan, the board of directors had approved an ordinary dividend of US$0.12 per common share, or US$1.20 per ADS, to be distributed in two installments as part of the shareholder return for the fiscal year 2026. The first and second installments have been fully paid to shareholders and ADS holders.

Additionally, as part of the shareholder return for the fiscal year 2026, the Company also announced in October 2025 a share repurchase program, under which the Company is authorized to repurchase up to US$300 million of its ADSs or common shares over the subsequent 12 months. As of July 28, 2026, the Company had repurchased a total of approximately 51.5 million common shares (including common shares represented by ADSs) for an aggregate consideration of approximately US$274.0 million from the open market under this share repurchase program. The Company expects to continue to carry out this share repurchase program for the remainder of its duration in accordance with its terms.

Shareholder Return for the Fiscal Year 2027

To implement its three-year shareholder return plan adopted in July 2025 for the fiscal year 2027, the board of directors of the Company has approved an ordinary cash dividend and a new share repurchase program.

The aggregate amount of the cash dividend for the fiscal year 2027 is expected to be approximately US$300 million, to be paid in two installments in December 2026 and June 2027, respectively. Further details regarding the cash dividend will be decided by the board of directors and announced by the Company in due course.

Pursuant to the share repurchase program for the fiscal year 2027, the Company may repurchase up to US$200 million of its ADSs or common shares over the subsequent 12 months following the board approval. The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The board of directors of the Company will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2026

Net Revenues

For the fourth fiscal quarter of 2026, New Oriental reported net revenues of US$1,529.5 million, representing a 23.0% increase year over year. The growth was mainly driven by the increase in net revenues from the Company’s new educational business initiatives.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,443.7 million, representing a 15.3 % increase year over year.

•	Cost of revenues increased by 25.9% year over year to US$717.3 million.

•	Selling and marketing expenses increased by 23.9% year over year to US$262.5 million.

•	General and administrative expenses increased by 13.2% year over year to US$463.9 million.

•	Impairment of goodwill was nil, compared to US$60.3 million in the same period of the prior fiscal year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 20.7% to US$22.7 million in the fourth fiscal quarter of 2026.

Operating Income / Loss and Operating Margin

Operating income increased to US$85.8 million for the fourth fiscal quarter of 2026, compared to an operating loss of US$8.7 million in the prior-year period. Non-GAAP income from operations for the quarter, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and impairment of goodwill, was US$110.0 million, representing a 34.7% increase year over year.

Operating margin for the quarter was 5.6%, compared to negative 0.7% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and impairment of goodwill, for the quarter was 7.2%, compared to 6.6% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$62.2 million, representing a 775.8% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.40 and US$0.39, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments, impairment of goodwill, loss/(gain) on disposals of investments and others, as well as tax effects on non-GAAP adjustments, was US$87.8 million, representing a 10.5% decrease year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.56 and US$0.55, respectively.

Cash Flow

Net operating cash inflow for the fourth fiscal quarter of 2026 was approximately US$518.7 million and capital expenditures for the quarter were US$99.0 million.

Balance Sheet

As of May 31, 2026, New Oriental had cash and cash equivalents of US$1,821.2 million. In addition, the Company had US$1,366.8 million in term deposits and US$2,372.3 million in short-term investments.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the fourth quarter of fiscal year 2026 was US$2,242.9 million, an increase of 14.8% as compared to US$1,954.5 million at the end of the fourth quarter of fiscal year 2025.

Financial Results for the Fiscal Year Ended May 31, 2026

For the fiscal year 2026 ended May 31, 2026, New Oriental reported net revenues of US$5,661.3 million, representing a 15.5% increase year over year.

Operating income was US$643.3 million, representing a 50.2% increase year over year. Non-GAAP operating income, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and impairment of goodwill, for the fiscal year 2026 was US$737.6 million, representing a 33.1% increase year over year.

Operating margin for the fiscal year 2026 was 11.4%, compared to 8.7% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and impairment of goodwill, for the fiscal year 2026, was 13.0%, compared to 11.3% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the fiscal year 2026 was US$475.2 million, representing a 27.8% increase year over year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2026 amounted to US$3.01 and US$2.97, respectively.

Non-GAAP net income attributable to New Oriental, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain) /loss from fair value change of investments, loss from equity method investments, impairment of long-term investments, impairment of goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments, for the fiscal year 2026 was US$571.1 million, representing a 10.5% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2026 amounted to US$3.62 and US$3.57, respectively.

Outlook for the Full Year of FY2027

New Oriental expects total net revenues in the fiscal year 2027 (June 1, 2026 to May 31, 2027) to be in the range of US$6,453.9 million to US$6,680.3 million, representing a year over year increase in the range of 14% to 18%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change. The forecast is based on the current USD/RMB exchange rate, which is also subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 29, 2026, U.S. Eastern Time (8 PM on July 29, 2026, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link:

https://register-conf.media-server.com/register/BIffe9352b170044a4b248e41d134aed08.

It will automatically direct you to the registration page of “New Oriental FY2026 Q4 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/pdsxxtdn first. The replay will be available until July 29, 2027.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the full year of fiscal year 2027, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively and efficiently manage changes of its existing business and new business; its ability to execute its business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; its ability to attract students without a significant decrease in course fees; its ability to maintain and enhance its “New Oriental” brand; its ability to maintain consistent teaching quality throughout its school network, or service quality throughout its brand; its ability to achieve the benefits it expects from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of its senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in its annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, loss/(gain) on disposals of investments and others, as well as tax effects on non-GAAP adjustments; operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; operating margin excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; and basic and diluted net income per ADS and per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, loss/(gain) on disposals of investments and others, as well as tax effects on non-GAAP adjustments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding from each non-GAAP measure certain items that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude from each non-GAAP measure certain items that have been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2026	As of May 31 2025
	(Unaudited) USD	(Audited) USD
ASSETS:
Current assets:
Cash and cash equivalents	1,821,202	1,612,379
Restricted cash, current	179,103	180,724
Term deposits, current	919,492	1,092,115
Short-term investments	2,372,290	1,873,502
Accounts receivable, net	36,991	33,629
Inventory, net	105,803	80,884
Prepaid expenses and other current assets, net	389,132	307,902
Amounts due from related parties, current	7,742	6,567

Total current assets	5,831,755	5,187,702

Restricted cash, non-current	96,185	24,030
Term deposits, non-current	447,295	355,665
Property and equipment, net	880,068	767,346
Land use rights, net	57,191	54,900
Amounts due from related parties, non-current	12,645	12,464
Long-term deposits	56,434	48,815
Intangible assets, net	7,773	13,020
Goodwill, net	46,558	43,832
Long-term investments, net	383,063	388,481
Deferred tax assets, net	105,271	97,932
Right-of-use assets	854,358	793,842
Other non-current assets	13,424	17,470

Total assets	8,792,020	7,805,499

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	126,942	80,484
Accrued expenses and other current liabilities	937,749	830,583
Dividend payable	93,413	—
Income taxes payable	203,531	167,881
Amounts due to related parties	88	405
Deferred revenue	2,242,946	1,954,464
Operating lease liability, current	285,016	255,997

Total current liabilities	3,889,685	3,289,814

Deferred tax liabilities	14,094	14,174
Unsecured senior notes	—	14,403
Operating lease liabilities, non-current	563,825	533,376

Total long-term liabilities	577,919	561,953

Total liabilities	4,467,604	3,851,767

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,986,323	3,661,873
Non-controlling interests	338,093	291,859

Total equity	4,324,416	3,953,732

Total liabilities and equity	8,792,020	7,805,499

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,529,532	1,243,155

Operating cost and expenses (note 1)
Cost of revenues	717,311	569,872
Selling and marketing	262,518	211,906
General and administrative	463,906	409,752
Impairment of goodwill	—	60,299

Total operating cost and expenses	1,443,735	1,251,829

Operating income/(loss)	85,797	(8,674)

Gain/(Loss) from fair value change of investments	2,962	(458)
Other income, net	15,374	19,022
Provision for income taxes	(25,379)	(1,535)
(Loss)/Gain from equity method investments	(5,780)	2,982
Net income	72,974	11,337

Net income attributable to non-controlling interests	(10,792)	(4,237)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	62,182	7,100

Net income per share attributable to New Oriental-Basic (note 2)	0.04	0.00
Net income per share attributable to New Oriental-Diluted (note 2)	0.04	0.00
Net income per ADS attributable to New Oriental-Basic (note 2)	0.40	0.04
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.39	0.04

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Operating income/(loss)	85,797	(8,674)
Share-based compensation expenses	22,711	28,636
Amortization of intangible assets resulting from business acquisitions	1,502	1,417
Impairment of goodwill	—	60,299

Non-GAAP operating income	110,010	81,678

Operating margin	5.6%	-0.7%
Non-GAAP operating margin	7.2%	6.6%
Net income attributable to New Oriental	62,182	7,100
Share-based compensation expenses	21,173	27,174
(Gain)/Loss from fair value change of investments	(2,962)	458
Amortization of intangible assets resulting from business acquisitions	931	878
Loss/(Gain) from equity method investments	5,780	(2,982)
Impairment of long-term investments	—	4,865
Impairment of goodwill	—	60,299
Loss/(Gain) on disposals of investments and others	163	(184)
Tax effects on Non-GAAP adjustments	493	475

Non-GAAP net income attributable to New Oriental	87,760	98,083

Net income per ADS attributable to New Oriental- Basic (note 2)	0.40	0.04
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.39	0.04
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.56	0.62
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.55	0.61
Weighted average shares used in calculating basic net income per ADS (note 2)	1,560,309,964	1,587,987,886
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,582,646,432	1,602,366,310
Net income per share - basic	0.04	0.00
Net income per share - diluted	0.04	0.00
Non-GAAP net income per share - basic	0.06	0.06
Non-GAAP net income per share - diluted	0.06	0.06

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended May 31
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	243	477
Selling and marketing	2,310	1,275
General and administrative	20,158	26,884

Total	22,711	28,636

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended May 31
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	518,749	399,122
Net cash used in investing activities	(332,125)	(88,292)
Net cash used in financing activities	(152,720)	(98,477)
Effect of exchange rate changes	25,789	15,503

Net change in cash, cash equivalents and restricted cash	59,693	227,856

Cash, cash equivalents and restricted cash at beginning of period	2,036,797	1,589,277
Cash, cash equivalents and restricted cash at end of period	2,096,490	1,817,133

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2026	2025
	(Unaudited)	(Audited)
	USD	USD
Net revenues	5,661,294	4,900,262

Operating cost and expenses (note 1)
Cost of revenues	2,568,167	2,183,291
Selling and marketing	855,864	783,959
General and administrative	1,594,012	1,444,463
Impairment of goodwill	—	60,299

Total operating cost and expenses	5,018,043	4,472,012

Operating income	643,251	428,250

Gain/(Loss) from fair value change of investments	10,613	(10,078)
Other income, net	76,685	118,212
Provision for income taxes	(196,111)	(146,294)
Loss from equity method investments	(17,777)	(14,257)

Net income	516,661	375,833

Net income attributable to non-controlling interests	(41,489)	(4,117)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	475,172	371,716

Net income per share attributable to New Oriental-Basic (note 2)	0.30	0.23
Net income per share attributable to New Oriental-Diluted (note 2)	0.30	0.23
Net income per ADS attributable to New Oriental-Basic (note 2)	3.01	2.29
Net income per ADS attributable to New Oriental-Diluted (note 2)	2.97	2.28

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2026	2025
	(Unaudited)	(Unaudited)
	USD	USD
Operating income	643,251	428,250
Share-based compensation expenses	88,466	59,933
Amortization of intangible assets resulting from business acquisitions	5,851	5,746
Impairment of goodwill	—	60,299

Non-GAAP operating income	737,568	554,228

Operating margin	11.4%	8.7%
Non-GAAP operating margin	13.0%	11.3%
Net income attributable to New Oriental	475,172	371,716
Share-based compensation expenses	84,257	54,829
(Gain) /Loss from fair value change of investments	(10,613)	10,078
Amortization of intangible assets resulting from business acquisitions	3,627	3,581
Loss from equity method investments	17,777	14,257
Impairment of long-term investments	—	4,865
Impairment of goodwill	—	60,299
Gain on disposals of investments and others	(1,353)	(345)
Tax effects on Non-GAAP adjustments	2,239	(2,209)

Non-GAAP net income attributable to New Oriental	571,106	517,071

Net income per ADS attributable to New Oriental - Basic (note 2)	3.01	2.29
Net income per ADS attributable to New Oriental- Diluted (note 2)	2.97	2.28
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	3.62	3.19
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	3.57	3.17
Weighted average shares used in calculating basic net income per ADS (note 2)	1,578,483,794	1,619,727,518
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,595,505,635	1,631,137,164
Net income per share - basic	0.30	0.23
Net income per share - diluted	0.30	0.23
Non-GAAP net income per share - basic	0.36	0.32
Non-GAAP net income per share - diluted	0.36	0.32

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2026	2025
	(Unaudited)	(Audited)
	USD	USD
Cost of revenues	909	(1,261)
Selling and marketing	4,228	4,658
General and administrative	83,329	56,536

Total	88,466	59,933

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended May 31
	2026	2025
	(Unaudited)	(Audited)
	USD	USD
Net cash provided by operating activities	1,027,080	896,592
Net cash used in investing activities	(457,701)	(93,428)
Net cash used in financing activities	(380,153)	(584,971)
Effect of exchange rate changes	90,131	9,836

Net change in cash, cash equivalents and restricted cash	279,357	228,029

Cash, cash equivalents and restricted cash at beginning of period	1,817,133	1,589,104
Cash, cash equivalents and restricted cash at end of period	2,096,490	1,817,133